Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2013
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,439
Affiliates	952
Total operating revenues	3,391
Operating expenses:
Wholesale transmission service	518
Operation and maintenance	677
Depreciation and amortization	796
Provision in lieu of income taxes	227
Taxes other than amounts related to income taxes	418
Total operating expenses	2,636
Operating income	755
Other income and deductions:
Other income	22
Other deductions	69
Nonoperating benefit in lieu of income taxes	(17)
Interest income	5
Interest expense and related charges	380
Net income	$350